UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2018
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 10, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2018

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Unaudited Interim Condensed Consolidated Financial Statements	8 to 17

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2018	2017
	$	$
Revenue	237,229	207,120
Cost of sales	186,777	157,980
Gross profit	50,452	49,140
Selling, general and administrative expenses	29,123	25,974
Research expenses	3,221	2,978
	32,344	28,952
Operating profit before manufacturing facility closures, restructuring and other related charges	18,108	20,188
Manufacturing facility closures, restructuring and other related charges	107	267
Operating profit	18,001	19,921
Finance costs (Note 3)
Interest	2,462	1,148
Other expense, net	1,125	428
	3,587	1,576
Earnings before income tax expense	14,414	18,345
Income tax expense (Note 4)
Current	988	2,693
Deferred	2,132	2,219
	3,120	4,912
Net earnings	11,294	13,433

Net earnings (loss) attributable to:
Company shareholders	11,359	13,462
Non-controlling interests	(65)	(29)
	11,294	13,433
Earnings per share attributable to Company shareholders (Note 5)
Basic	0.19	0.23
Diluted	0.19	0.22
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2018	2017
	$	$
Net earnings	11,294	13,433
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1)	1,732	186
Change in cumulative translation adjustments	(586)	2,437
Items that will be subsequently reclassified to net earnings	1,146	2,623
Comprehensive income for the period	12,440	16,056

Comprehensive income (loss) for the period attributable to:
Company shareholders	12,506	15,774
Non-controlling interests	(66)	282
	12,440	16,056

(1)
Presented net of deferred income tax expense of $292 and $114 for the three months ended March 31, 2018 and 2017, respectively. Refer to Note 8 for additional information on the Company’s cash flow hedges.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2017
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interest
	Capital stock		Contributed Surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 7)	65,000	106							106		106
Change in excess tax benefit on exercised share-based awards		338	(338)						—		—
Change in excess tax benefit on outstanding share-based awards			(2,524)						(2,524)		(2,524)
Share-based compensation (Note 7)			(7,920)				(2,814)	(1)	(10,734)		(10,734)
Share-based compensation expense credited to capital on options exercised (Note 7)		59	(59)						—		—
Dividends on common shares (Note 7)							(8,268)		(8,268)		(8,268)
	65,000	503	(10,841)				(11,082)		(21,420)		(21,420)
Net earnings (loss)							13,462		13,462	(29)	13,433
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 8)					186	186			186		186
Change in cumulative translation adjustments				2,126		2,126			2,126	311	2,437
				2,126	186	2,312			2,312	311	2,623
Comprehensive income for the period				2,126	186	2,312	13,462		15,774	282	16,056

Balance as of March 31, 2017	59,125,335	351,706	18,744	(17,385)	50	(17,335)	(122,225)		230,890	6,689	237,579

(1)	Presented net of income tax benefit of $1,442 for the three months ended March 31, 2017.

(2)	Presented net of deferred income tax expense of $114 for the three months ended March 31, 2017.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Three months ended March 31, 2018
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed Surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 7)	7,500	70							70		70
Change in excess tax benefit on exercised share-based awards		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards			(152)						(152)		(152)
Share-based compensation (Note 7)			60				(183)	(1)	(123)		(123)
Share-based compensation expense credited to capital on options exercised (Note 7)		20	(20)						—		—
Dividends on common shares (Note 7)							(8,233)		(8,233)		(8,233)
	7,500	97	(119)				(8,416)		(8,438)		(8,438)
Net earnings (loss)							11,359		11,359	(65)	11,294
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 8)					1,732	1,732			1,732		1,732
Change in cumulative translation adjustments				(585)		(585)			(585)	(1)	(586)
				(585)	1,732	1,147			1,147	(1)	1,146
Comprehensive income for the period				(585)	1,732	1,147	11,359		12,506	(66)	12,440
Balance as of March 31, 2018	58,807,410	350,856	17,411	(15,642)	3,320	(12,322)	(103,744)		252,201	6,523	258,724

(1)	Presented net of income tax benefit of $62 for the three months ended March 31, 2018.

(2)	Presented net of deferred income tax expense of $292 for the three months ended March 31, 2018.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2018	2017
	$	$
OPERATING ACTIVITIES
Net earnings	11,294	13,433
Adjustments to net earnings
Depreciation and amortization	10,059	8,275
Income tax expense	3,120	4,912
Interest expense	2,462	1,148
Share-based compensation expense	410	1,188
Loss on foreign exchange	769	191
Pension and other post-retirement expense related to defined benefit plans	726	685
Other adjustments for non-cash items	664	(358)
Income taxes paid, net	(22)	(301)
Contributions to defined benefit plans	(512)	(593)
Cash flows from operating activities before changes in working capital items	28,970	28,580
Changes in working capital items
Trade receivables	(4,811)	(2,230)
Inventories	(22,853)	(9,428)
Parts and supplies	(477)	(607)
Other current assets	(82)	2,445
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(20,795)	(28,459)
Provisions	(82)	(879)
	(49,100)	(39,158)
Cash flows from operating activities	(20,130)	(10,578)

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(18,396)	(22,124)
Other investing activities	(156)	19
Cash flows from investing activities	(18,552)	(22,105)

FINANCING ACTIVITIES
Proceeds from borrowings	101,323	39,511
Repayment of borrowings	(55,236)	(14,208)
Interest paid	(2,350)	(1,208)
Dividends paid	(8,333)	(8,316)
Other financing activities	70	14
Cash flows from financing activities	35,474	15,793

Net decrease in cash	(3,208)	(16,890)
Effect of foreign exchange differences on cash	(807)	40
Cash, beginning of period	9,093	20,956
Cash, end of period	5,078	4,106
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	5,078	9,093
Trade receivables	111,285	106,634
Inventories	150,151	128,233
Parts and supplies	19,007	18,571
Other current assets	16,166	16,188
	301,687	278,719
Property, plant and equipment	318,776	313,520
Goodwill	41,049	41,690
Intangible assets	45,801	47,318
Deferred tax assets	26,835	27,627
Other assets	10,023	6,998
Total assets	744,171	715,872

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,554	104,812
Share-based compensation liabilities, current (Note 7)	8,465	10,265
Call option redemption liability (Note 8)	12,479	12,725
Provisions, current	567	657
Borrowings, current	13,971	14,979
	121,036	143,438
Borrowings, non-current	309,944	264,484
Pension, post-retirement and other long-term employee benefits	29,421	29,298
Share-based compensation liabilities, non-current (Note 7)	2,220	4,984
Deferred tax liabilities	16,487	13,769
Provisions, non-current	3,211	3,221
Other liabilities	3,128	1,956
	485,447	461,150
EQUITY
Capital stock (Note 7)	350,856	350,759
Contributed surplus	17,411	17,530
Deficit	(103,744)	(106,687)
Accumulated other comprehensive loss	(12,322)	(13,469)
Total equity attributable to Company shareholders	252,201	248,133
Non-controlling interests	6,523	6,589
Total equity	258,724	254,722
Total liabilities and equity	744,171	715,872
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2018
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of March 31, 2018 and December 31, 2017, as well as its consolidated earnings, comprehensive income, changes in equity and cash flows for the three months ended March 31, 2018 and 2017.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on May 9, 2018.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards Adopted as of January 1, 2018

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has chosen the modified retrospective method of adoption, and as a result the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15.

The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated.

New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the consolidated financial statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended March 31,
	2018	2017
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	46,702	40,183
Share-based compensation expense (Note 7)	410	1,188
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	745	706
Defined contributions plans	1,761	1,305
	49,618	43,382

Finance costs - Interest
Interest on borrowings	2,484	1,272
Amortization of debt issue costs on borrowings	190	129
Interest capitalized to property, plant and equipment	(212)	(253)
	2,462	1,148

Finance costs - Other expense, net
Foreign exchange loss	769	191
Other costs, net	356	237
	1,125	428

Additional information
Depreciation of property, plant and equipment	9,027	7,426
Amortization of intangible assets	1,032	849
Impairment (reversal of impairment) of assets	346	(143)
4 - INCOME TAXES

The calculation of the Company’s effective tax rate is as follows:

	Three months ended March 31,
	2018	2017
Income tax expense	$3,120	$4,912
Earnings before income tax expense	$14,414	$18,345
Effective tax rate	21.6%	26.8%

The decrease in the effective tax rate in the first quarter of 2018 compared to the first quarter of 2017 was primarily due to the reduction in the US statutory corporate tax rate as a result of the Tax Cuts and Jobs Act, partially offset by an unfavourable change in the mix of earnings between jurisdictions and the elimination and limitation of certain deductions in the US as a result of the Tax Cuts and Jobs Act.

5 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended March 31,
	2018	2017
Basic	58,801,327	59,134,017
Effect of stock options	345,366	485,266
Effect of performance share units	—	582,864
Diluted	59,146,693	60,202,147

	Three months ended March 31,
	2018	2017
Stock options that were anti-dilutive and not included in diluted earnings per share	242,918	—
The effect of performance share units (“PSUs”) included in the calculation of weighted average diluted shares outstanding includes the following:

	Three months ended March 31,
	2018	2017
PSUs which met the performance criteria (1)	—	855,718

(1)
The PSU plan was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company and were included in the calculation of weighted average diluted common shares, to the extent they were dilutive, when the applicable performance conditions had been satisfied. Subsequent to amendment, there is no impact of PSUs in the calculation of weighted average diluted common shares.

6 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	March 31, 2018	December 31, 2017
	$	$
Commitments to purchase machinery and equipment	35,911	29,281

7 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of March 31, 2018 and December 31, 2017 were 58,807,410 and 58,799,910, respectively.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333

(1)	The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases

Under its normal course issuer bid ("NCIB"), the Company may repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018.
There were no share repurchases during the three months ended March 31, 2018 and 2017. As of March 31, 2018 and May 9, 2018, there were 3,512,700 shares available for repurchase under the NCIB.
Stock Options
The following table summarizes information related to stock options:

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$
Balance, beginning of period	12.29	834,375	11.38	1,061,250
Granted	21.76	242,918	—	—
Exercised	12.04	(7,500)	2.19	(65,000)
Balance, end of period	14.44	1,069,793	11.98	996,250

During the three months ended March 31, 2018, the weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Three Months Ended March 31, 2018
Expected life	4.8 years
Expected volatility(1)	32.09%
Risk-free interest rate	2.05%
Expected dividends	3.30%
Stock price at grant date	CDN$21.76
Exercise price of awards	CDN$21.76
Foreign exchange rate USD to CDN	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.

Performance Share Units
The following table summarizes information about PSUs during the period:

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017
	Weighted average fair value	Number of PSUs	Weighted average fair value	Number of PSUs
Balance, beginning of period	14.14	1,103,311	13.41	892,077
Granted	17.84	284,571	16.15	358,386
Settled (1)	16.61	(217,860)	—	—
Forfeited/cancelled	—	—	13.88	(6,198)
Balance, end of period	13.59	1,170,022	18.36	1,244,265

(1)
On March 21, 2018, the Board of Directors approved the settlement of all outstanding vested PSUs awarded on March 14, 2015. The number of PSUs vested was 100% of the Target Shares. The "Target Shares" are 100% of the PSUs granted. The cash payment on settlement was $4.0 million and included a cash payment of dividend equivalents on PSUs equaling the product that results from multiplying the number of settled PSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.

Based on the Company’s performance adjustment factors (see additional information below), the number of PSUs earned if all of the outstanding PSUs were to be settled at March 31, 2018 would be as follows:

Grant Date	Performance
May 14, 2015	100%
May 20, 2015	100%
March 21, 2016	50%
December 20, 2016	0%
March 20, 2017	50%
March 21, 2018	117%
Grant details for PSUs granted prior to December 31, 2017:
The number of PSUs which will be eligible to vest can range from 0% to 150% of the Target Shares based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as outline in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%
The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.

Grant details for PSUs granted subsequent to December 31, 2017:
The number of PSUs which will be eligible to vest is determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%

The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.

The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Three months ended March 31,
	2018	2017
Expected life	3 years	3 years
Expected volatility(1)	30%	34%
US risk-free interest rate	2.43%	1.57%
Canadian risk-free interest rate	1.96%	N/A
Expected dividends(2)	0%	0%
Performance period starting price(3)	CDN$21.13	CDN$22.26
Closing stock price on TSX as of the estimation date	CDN$20.59	CDN$21.94

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the volume weighted average price ("VWAP") for the common shares of the Company on the TSX on the grant date.

Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of restricted share units ("RSUs") as an available cash-settled award type. An RSU, as defined by the Amended and Restated PSU and RSU Plan, is a right to receive a cash payment equal to the five trading days VWAP of a common share of the Company on the TSX upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of an RSU is to provide award holders with a proprietary interest in the Company to: (a) increase the incentives of those award holders who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such award holders to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
The following table summarizes information related to RSUs:

	Three Months Ended March 31, 2018
	Weighted average fair value	Number of RSUs
Balance, beginning of period	—	—
Granted	16.29	113,047
Balance, end of period	15.87	113,047

Deferred Share Units

The following table summarizes information related to deferred share units ("DSUs"):

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017
	Weighted average fair value	Number of DSUs	Weighted average fair value	Number of DSUs
Balance, beginning of period	16.91	167,427	15.04	119,248
Granted	17.21	6,999	17.18	7,962
Balance, end of period	15.87	174,426	17.31	127,210

Stock Appreciation Rights
The following tables summarize information regarding stock appreciation rights (“SARs”):

	Three months ended March 31,
	2018	2017
SARs exercised	107,500	13,250
Base price	CDN$7.56	CDN$7.56
Cash payments on exercise, including awards exercised but not yet paid	$1,158	$155

March 31, 2018
SARs outstanding	40,000
Aggregate intrinsic value of outstanding vested awards	$408

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities

The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense:

	Three months ended March 31,
	2018	2017
	$	$
Stock options	60	76
PSUs	372	1,278
RSUs	59	—
DSUs	(57)	21
SARs	(24)	(187)
	410	1,188
The following table summarizes share-based liabilities recorded in the consolidated balance sheets as of:

	March 31, 2018	December 31, 2017
Share-based compensation liabilities, current	$	$
PSUs(1)	5,227	5,709
RSUs(1)	11	—
DSUs(2)	2,824	2,956
SARs	403	1,600
	8,465	10,265

Share-based compensation liabilities, non-current
PSUs (1)	2,172	4,984
RSUs(1)	48	—
	2,220	4,984

(1)     Includes dividend equivalents accrued.
(2)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.

8 - FINANCIAL INSTRUMENTS
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges.
The terms of the interest rate swap agreements are as follows:

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
March 18, 2015	November 18, 2019	40,000	Monthly	1.6100
August 18, 2015	August 20, 2018	60,000	Monthly	1.1970
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
July 21, 2017	July 18, 2022	CDN$90,000 (1)	Monthly	1.6825
August 20, 2018	August 18, 2023	$60,000	Monthly	2.0450

(1)	The notional amount will decrease by CDN$18.0 million on the 18th of July of each year until settlement.

As of March 31, 2018 and December 31, 2017, the carrying amount and fair value of the interest rate swap agreements was an asset included in other assets in the consolidated balance sheet, amounting to $4.2 million and $2.1 million, respectively.
The following table summarizes information regarding the change in fair value of the interest rate swap agreements:

	Three months ended March 31,
	2018	2017
Increase in fair value of the derivatives used for calculating hedge effectiveness	$2,024	$300

Classification and Fair Value of Financial Instruments
The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities and the call option redemption liability is comparable to their respective carrying amounts, given their short maturity periods.

Long-term Borrowings and Interest Rate Swaps

The Company categorizes long-term borrowings and interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning the fair value is estimated using a valuation technique based on observable market data, either directly or indirectly. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.

Option Agreements
On July 4, 2017, the Company and the non-controlling shareholders of Powerband Industries Private Limited executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. The Company's call option obligation under the term sheet and shareholders' agreement with the non-controlling shareholders of Powerband Industries Private Limited is recorded in the call option liability on the consolidated balance sheet in the amount of $12.5 million and $12.7 million as of March 31, 2018 and December 31, 2017, respectively.
As of May 9, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.
9 - POST REPORTING EVENTS
Non-Adjusting Events

•
On May 9, 2018, the Company declared a quarterly cash dividend of $0.14 per common share payable on June 29, 2018 to shareholders of record at the close of business on June 15, 2018. The estimated amount of this dividend payment is $8.2 million based on 58,807,410 of the Company’s common shares issued and outstanding as of May 9, 2018.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these Financial Statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

(b)	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 10th day of May, 2018.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended March 31, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

a.	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

b.	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on January 1, 2018 and ended on March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 10th day of May, 2018.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer